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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.  )*

                             Emerald Financial Corp.
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                                (Name of Issuer)

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                    290927102
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                                 (Cusip Number)

                   Francis X. Grady, Esq., Grady & Associates
        20800 Center Ridge Road, Suite 116, Rocky River, Ohio 44116-4306
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages


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                                  SCHEDULE 13D
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CUSIP NO. 290927102                                        PAGE  2 OF 6 PAGES
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1        NAME OF REPORTING PERSON                           Thomas P. Perciak
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
                  PF   OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                        [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
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                      7       SOLE VOTING POWER
                              297,531
NUMBER OF                     ---------------------------------------------
SHARES                8       SHARED VOTING POWER
BENEFICIALLY                  236,800
OWNED BY                      ---------------------------------------------
EACH                  9       SOLE DISPOSITIVE POWER
REPORTING                     297,531
PERSON                        ---------------------------------------------
WITH                  10      SHARED DISPOSITIVE POWER
                              236,800
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  534,331
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [X]
                  excludes spouse's shares and options
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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84%
                  excluding spouse's shares and options; 5.79% including spouse's shares and options
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14       TYPE OF REPORTING PERSON*
            IN
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                                   Page 2 of 6

-----------------------------------------------------------------------------
                                  SCHEDULE 13D
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CUSIP NO. 290927102                                     PAGE  3 OF 6 PAGES
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1        NAME OF REPORTING PERSON                    Thomas P. Perciak Trust
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
                  PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.
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                      7       SOLE VOTING POWER
                              0
NUMBER OF                     ---------------------------------------------
SHARES                8       SHARED VOTING POWER
BENEFICIALLY                  226,800
OWNED BY                      ---------------------------------------------
EACH                  9       SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON                        ---------------------------------------------
WITH                  10      SHARED DISPOSITIVE POWER
                              226,800
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  226,800
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      [X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.07%
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14       TYPE OF REPORTING PERSON*
                  00
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ITEM 1.      SECURITY AND ISSUER.

         This Schedule 13D Statement is filed for the purpose of reporting the beneficial ownership of shares of Emerald Financial Corp., an Ohio corporation ("Emerald"), by Mr. Thomas P. Perciak, its director, President and Chief Executive Officer. Mr. Thomas P. Perciak has sole or shared voting and investment power over an aggregate of 534,331 shares of Emerald, including 297,531 shares over which he exercises sole voting and investment power and 236,800 shares for which he shares voting and investment power.

         Mr. Perciak has sole voting and investment power over 297,531 shares of Emerald, including (i) 214,500 shares held by Mr. Perciak in his own name, including 214,000 shares acquired by him on February 23, 1999 by exercise of options, (ii) 3,031 shares held by Mr. Perciak in his 401(k) plan account, (iii) 12,500 shares acquirable upon exercise of options that are exercisable within 60 days after the date hereof and (iv) an additional 67,500 shares acquirable upon exercise of options that are not exercisable within 60 days after the date hereof but that will become exercisable (a) in increments of 7,500 shares annually in the nine-year period ending in 2008 or (b) upon shareholder approval of a pending merger agreement between Emerald and Fifth Third Bancorp.

         Mr. Perciak shares voting and investment power over (i) 226,800 shares of Emerald held by the Thomas P. Perciak Trust, of which Mr. Perciak and his spouse are co-trustees, and (ii) 10,000 shares held jointly by Mr. Perciak with his father.

         Mr. Perciak disclaims beneficial ownership of 49,422 shares held by Deborah Perciak, Mr. Perciak's spouse, in her own name; 20,000 shares acquirable by exercise of options held by Mr. Perciak's spouse; and 36,800 shares held jointly by Mr. Perciak's spouse with her parents.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a) This Statement is filed by Thomas P. Perciak and by the Thomas P. Perciak Trust. Thomas P. Perciak and his spouse are trustees of the Thomas P. Perciak Trust, an Ohio trust.

         (b) The business address for Mr. Perciak is 14092 Pearl Road, Strongsville, Ohio 44136. The Thomas P. Perciak Trust is a personal trust formed under Ohio law for estate planning purposes by Mr. Perciak. The address of the trust is 14092 Pearl Road, Strongsville, Ohio 44136.

         (c) Mr. Perciak serves as director, President and Chief Executive Officer of Emerald and its wholly owned subsidiary, The Strongsville Savings Bank.

         (d) During the last five years, neither Mr. Perciak nor the Thomas P. Perciak Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Mr. Perciak nor the Thomas P. Perciak Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or the trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Perciak is a citizen of the United States.




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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Of the 297,531 shares reported herein over which Mr. Perciak exercises sole voting and investment power, 214,000 were acquired by Mr. Perciak on February 23, 1999 by exercise of options previously granted under stock option plans of Emerald.

         Funds for the exercise of options and payment of associated taxes were obtained by Mr. Perciak from personal funds, working capital and borrowings from National City Bank. The aggregate exercise price paid by Mr. Perciak upon exercise of options was approximately $1,012,250. Taxes paid with respect thereto were approximately $755,794. Mr. Perciak and his spouse incurred total borrowings of approximately $2,256,181 relating to the exercise of his options, those of his spouse and payment of associated taxes.

         Mr. Perciak had originally borrowed $2,184,151 on or about February 23, 1999 to facilitate his option exercise on February 13, 1999; that note has been replaced with a March 8, 1999 note with additional principal of $72,000 for total indebtedness of $2,256,181. To the extent permitted by law, the lender has a lien on certain of the shares reported herein as being beneficially owned by Mr. Perciak. A copy of the agreement setting forth the terms of the borrowing is attached hereto as Exhibit 3.1.


ITEM 4.      PURPOSE OF TRANSACTION.

         Thomas P. Perciak exercised his options for personal financial planning reasons. Mr. Perciak and the Thomas P. Perciak Trust hold shares of Emerald common stock for investment purposes only.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         The number of shares beneficially owned by Mr. Perciak and the Thomas
P. Perciak Trust and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Emerald has 10,968,551 shares of common stock issued and outstanding as of the date hereof.

         The beneficial ownership of Mr. Perciak and the Thomas P. Perciak Trust reported herein excludes 49,422 shares held by Deborah Perciak, Mr. Perciak's spouse, in her own name; 20,000 shares acquirable by exercise of options held by Mr. Perciak's spouse; and 36,800 shares held jointly by Mr. Perciak's spouse with her parents.

         (a) The Thomas P. Perciak Trust is the beneficial owner of 226,800 shares (2.07% of the outstanding shares) of common stock of Emerald. Mr. Perciak also shares with his father voting and investment power over 10,000 shares held jointly by them. Mr. Perciak is the beneficial owner of 217,531 shares in his own name and through his 401(k) plan account.

         Mr. Perciak holds an option to acquire 12,500 shares of Emerald common stock, granted on April 17, 1998 at an exercise price of $13.31 and becoming exercisable on April 18, 1999. Mr. Perciak also holds an option to acquire an additional 67,500 shares of Emerald common stock, also granted on April 17, 1998 at an exercise price of $13.31 but not exercisable within 60 days after the date hereof. These options for 67,500 shares become exercisable (a) in increments of 7,500 shares annually in the nine-year period ending in 2008 or (b) upon shareholder approval of a pending merger agreement between Emerald and Fifth Third Bancorp, whichever first occurs.





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         Mr. Perciak's spouse and her parents hold jointly 36,800 shares of
Emerald stock. Mr. Perciak's spouse also holds 20,000 stock option shares and 49,422 shares of Emerald common stock directly. Each of Mr. Perciak and the Thomas P. Perciak Trust disclaims beneficial ownership of shares held by Deborah Perciak, Mr. Perciak's spouse, individually and jointly with her parents. The filing of this statement shall not be construed as an admission that Mr. Thomas
P. Perciak or the Thomas P. Perciak Trust is, for purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any Emerald securities held by Mr. Perciak's spouse individually or jointly with her parents.

         (b) As trustee of the Thomas P. Perciak Trust, Mr. Perciak shares with the other trustee the power to (i) vote or direct the voting of, and (ii) dispose or direct the disposition of 226,800 Emerald shares reported herein as beneficially owned by him and the Thomas P. Perciak Trust. Mr. Perciak also shares with his father voting and investment power over 10,000 shares held jointly by them. The Thomas P. Perciak Trust has shared voting and investment power over 226,800 Emerald shares. Mr. Perciak has shared voting and investment power over 236,800 shares, including shares held jointly with his father and shares held by the Thomas P. Perciak Trust. Mr. Perciak exercises sole voting and investment power over 217,531 Emerald shares and 80,000 Emerald shares acquirable upon exercise of options, of which 12,500 are exercisable within 60 days after the date hereof.

         (c) A total of 262,000 shares of common stock of Emerald were acquired pursuant to stock options, as follows:

                   Number of Shares
Option            Acquired by Option                            Exercise Price
Holder                 Exercise           Date of Exercise       Per Share
-------           ------------------      ----------------      --------------
Thomas P. Perciak      200,000            February 23, 1999      $4.563
Thomas P. Perciak       14,000            February 23, 1999      $7.125
Deborah Perciak         48,000            February 23, 1999      $7.125

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is hereby made to the (i) promissory note included herein as
Exhibit 3.1 and (ii) the Affiliation Agreement included herewith as Exhibit 4.1.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         3.1 Demand Promissory Note with National City Bank, Cleveland, Ohio
         4.1 Affiliation Agreement by and between Fifth Third Bancorp and Emerald Financial Corp. dated as of February 27, 1999.
         7.1 Agreement of Joint Filing

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 8, 1999               Signature:  /s/ THOMAS P. PERCIAK
                                             -----------------------
                                             Thomas P. Perciak, individually
                                             and as trustee under the
                                             Thomas P. Perciak Trust
                                             under Trust Agreement dated
                                             June 12, 1992


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                                Index to Exhibits


Exhibits
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3.1      Demand Promissory Note with National City Bank, Cleveland, Ohio

4.1 Affiliation Agreement by and between Fifth Third Bancorp and Emerald Financial Corp. dated as of February 27, 1999.

7.1      Agreement of Joint Filing